SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) November 30, 2016

CENTERSTATE BANKS, INC.

(Exact name of registrant as specified in its charter)

Florida	000-32017	59-3606741
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification no.)

1101 First Street South, Suite 202, Winter Haven, FL	33880
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:   (863) 293-4710

Not Applicable

(Former name or former address, if changed since last report)

___________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry Into a Material Definitive Agreement

Agreement and Plan of Merger

On November 30, 2016, CenterState Banks, Inc. (the “Company” or “CSFL”) entered into an Agreement and Plan of Merger (“Agreement”) with Gateway Financial Holdings of Florida, Inc. (“GFHF”), whereby GFHF will be merged with and into the Company (the “Merger”).  Pursuant to and simultaneously with entering into the Agreement, the Company’s wholly owned subsidiary bank, CenterState Bank of Florida, N.A. (“CSB”), and GFHF’s wholly owned subsidiary banks, Gateway Bank of Florida, Gateway Bank of Central Florida, and Gateway Bank of Southwest Florida (“Gateway Banks”), entered into a Plan of Merger and Merger Agreement whereby the Gateway Banks will be merged with and into CSB immediately following the merger of GFHF with and into the Company.

Under the terms and subject to the conditions of the Agreement, each outstanding share of GFHF common stock is entitled to receive either a $18.00 cash payment or 0.95 shares of CSFL common stock, provided however that the aggregate cash payment shall constitute 30% of the merger consideration.  Each outstanding share of CSFL common stock shall remain outstanding and unaffected by the Merger.  Pursuant to the Agreement, each GFHF stock option that is outstanding will become fully vested and represent the right to purchase shares of CSFL common stock equal to the number of shares subject to such GFHF stock option multiplied by 0.95, and at an exercise price equal to the exercise per share of the GFHF stock option divided by 0.95.

CSFL’s acquisition of GFHF does not constitute a business acquisition at the significance level that would require the filing of financial statements as contemplated by Rule 3.05 of Regulation S-X.

The Agreement has been unanimously approved by the boards of directors of CSFL and GFHF.  The transaction is expected to close in the second quarter of 2017 subject to customary conditions, including receipt of all applicable regulatory approvals and GFHF shareholder approval.

The Merger Agreement contains usual and customary representations and warranties that CSFL and GFHF made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between CSFL and GFHF and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, certain of the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between CSFL and GFHF rather than establishing matters as facts.

The Merger Agreement may be terminated in certain circumstances, including:  (i) by mutual written agreement of the parties; (ii) by either party in the event that, under certain circumstances, the Merger shall not have been consummated by August 27, 2017; (iii) by either party in the event of a breach by the other party of any representation, warranty or obligation contained in the Merger Agreement which has not been cured within thirty days and which breach would be reasonably likely to result in a failure to satisfy any applicable closing condition; (iv) by either party if final action has been taken by a regulatory agency whose approval is required for the Merger or the Bank Merger, which final action has become final and nonappealable and does not approve the Merger or the Bank Merger, or a governmental authority enacts a law or judgment which would make the Merger or the Bank Merger illegal; (v) by CSFL if the GFHF board fails to make recommendation to the shareholders of GFHF to approve the Merger Agreement, or GFHF has materially breached its covenant not to solicit alternative acquisition proposals; (vi) by GFHF prior to obtaining GFHF shareholder approval in order to enter into an agreement relating to a superior proposal provided that GFHF has otherwise complied with the Merger

Agreement; (vii) by either party if the requisite GFHF shareholder approval is not obtained; and (viii) by GFHF in the event that the price of CSFL common stock decreases in comparison to the specified ratio provided in the Merger Agreement and CSFL elects not to increase the merger consideration, as the case may be, to be received by the shareholders of GFHF.  Upon termination of the Merger Agreement by GFHF to enter into a superior proposal or by CSFL where the GFHF board fails to make recommendation to the shareholders of GFHF to approve the Merger Agreement or GFHF has materially breached its covenant not to solicit alternative acquisition proposals, GFHF will be required to pay CSFL a termination fee equal to approximately $6.1 million.  Also, CSFL is required to reimburse GFHF for its reasonable documented out-of-pocket expenses incurred in connection with the transactions contemplated by the Agreement if it is terminated under certain circumstances.

The foregoing summary of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement and certain exhibits attached thereto, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein.  The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding CSFL, GFHF, their respective affiliates and their respective businesses, the Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 of CSFL that will include a prospectus of CSFL and a proxy statement of GFHF.

Support Agreements

In connection with entering into the Agreement, each of the directors and certain executive officers of GFHF and the Gateway Banks have entered into a voting and support agreement (collectively, the “Support Agreements”).  The Support Agreements generally require that the shareholder party thereto vote all of his or her shares of GFHF common stock in favor of the Merger and against alternative transactions and generally prohibit such shareholder from transferring his or her shares of GFHF common stock prior to the consummation of the Merger.  The Support Agreements will terminate upon the earlier of the consummation of the Merger and the termination of the Agreement in accordance with its terms.

The foregoing summary of the Support Agreement is qualified in its entirety by reference to the complete text of such document, a form of which is included as Exhibit A to the Agreement, filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Director Non-Compete Agreements

Simultaneously with the execution of the Agreement, each of the directors of GFHF and the Gateway Banks entered into a Non-Competition and Non-Disclosure Agreement, which contains provisions related to non-disclosure of confidential information, non-recruitment of employees, non-solicitation of customers, and non-competition.

The foregoing summary of the Non-Competition and Non-Disclosure Agreement is qualified in its entirety by reference to the complete text of such document, a form of which is included as Exhibit C to the Agreement, filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Participants in the Merger Solicitation

CSFL and GFHF, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of GFHF in respect of the Merger. Information regarding the directors and executive officers of CSFL and GFHF and other persons who may be deemed participants in the solicitation of the shareholders of GFHF in connection with the Merger will be included in the proxy statement/prospectus for GFHF’s special meeting of shareholders, which will be filed by CSFL with the Securities and

Exchange Commission (the “SEC”). Information about CSFL’s directors and executive officers can also be found in CSFL’s definitive proxy statement in connection with its 2016 annual meeting of shareholders, as filed with the SEC on March 3, 2016, and other documents subsequently filed by CSFL with the SEC.  Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the Merger filed with the SEC when they become available.

Item 8.01.	Other Events.

On November 30, 2016, CSFL issued a press release announcing the execution of the Agreement with GFHF.  The complete text of the press release is attached hereto as Exhibit 99.1.  The investor presentation material to be used for a conference call at 10:00 am EST on December 1, 2016 is furnished herewith as Exhibit 99.2.  The conference call can be accessed (toll free) by dialing 1-866-393-0571 (passcode 24440670).  Alternatively, individuals may listen to the live webcast of this call by visiting the link on the Company’s website at www.centerstatebanks.com.

Item 9.01	Financial Statements and Exhibits.

	(d)	Exhibits:

	Exhibit 2.1	Agreement and Plan of Merger by and between CenterState Banks, Inc. and Gateway Financial Holdings of Florida, Inc. dated as of November 30, 2016.
	Exhibit 99.1	Press release dated November 30, 2016
	Exhibit 99.2	Investor presentation materials

Cautionary Statements Regarding Forward-Looking Information.

This Current Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger, to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on CSFL’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframes expected or at all, or may be more costly to achieve; that the Merger may not be timely completed, if at all; that prior to completion of the Merger or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the Merger; diversion of management time to Merger-related issues; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in CSFL’s Form 10-K for the year ended December 31, 2015 and other documents subsequently filed by CSFL with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither CSFL nor GFHF undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K, the exhibits hereto or any related documents, CSFL and GFHF claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information and Where to Find It

This communication is being made in respect of the Merger involving CSFL and GFHF. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the Merger, CSFL will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the shareholders of GFHF. CSFL also plans to file other documents with the SEC regarding the Merger with GFHF. GFHF will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement/prospectus, as well as other filings containing information about CSFL and GFHF, will be available without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the Merger can also be obtained, when available, without charge, from CSFL’s website (http://www.centerstatebanks.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTERSTATE BANKS, INC.

By:	/s/ Jennifer Idell
Jennifer Idell
Senior Vice President and
Chief Financial Officer

Date:  November 30, 2016